[redacted]

11017367

SEC[...] [...]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 03 2011

Washington, DC
110

SEC FILE NUMBER
8- 48346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clary Investment & Insurance Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43 Belmont Street
(No. and Street)

South Easton MA 02375
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Clary (508)238-8868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gosule, Butkus & Jesson, LLP
(Name – *if individual, state last, first, middle name*)

480 Adams Street Milton MA 02186
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Clary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clary Investment & Insurance Planning Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARY INVESTMENT & INSURANCE PLANNING CORP.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

CLARY INVESTMENT & INSURANCE PLANNING CORP.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 342. 7033

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508. 771. 8577
Fax 508. 775. 7526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clary Investment & Insurance Planning Corp.
43 Belmont Street
South Easton, MA 02375

We have audited the accompanying statement of financial condition of Clary Investment & Insurance Planning Corp., as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 2010. The financial statements of Clary Investment & Insurance Planning Corp., as of December 31, 2009 were audited by other auditors whose report dated February 23, 2010 expressed an unqualified opinion on those statements. We also have audited Clary Investment & Insurance Planning Corp. internal control over financial reporting as of December 31, 2010, based on the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants. Clary Investment & Insurance Planning Corp.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Investment & Insurance Planning Corp. as of December 31, 2010, and the results of its operations and its cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Clary Investment & Insurance Planning Corp., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants.

Gosule, Butkus & Jesson, LLP

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
February 15, 2011

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2010 AND 2009

ASSETS

		2010		2009
Current assets:				
Cash	$	17,255	$	16,095
Commissions receivable		7,096		16,770
Total current assets		24,351		32,865
Office equipment and fixtures:				
Office equipment and fixtures		2,156		2,156
Less: accumulated depreciation		2,156		2,156
Net office equipment and fixtures		-		-
Total assets	$	24,351	$	32,865

LIABILITIES AND STOCKHOLDER'S EQUITY

		2010		2009
Current liabilities:				
Commissions payable	$	2,912	$	9,224
Payroll taxes payable		4,073		3,958
Miscellaneous payables		1,565		965
Total current liabilities		8,550		14,147
Stockholder's equity:				
Common stock, no par value, 200,000 shares authorized issued and outstanding, 200 shares		6,200		6,200
Additional paid-in capital		1,000		1,000
Retained earnings		8,601		11,518
Total stockholder's equity		15,801		18,718
	$	24,351	$	32,865

See accompanying notes and auditor's report.

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Income		
Brokerage	$ 347,494	$ 228,871
Interest and dividend income	57	83
Total income	347,551	228,954
Operating expenses:		
Branch revenue allocation expense	153,755	75,395
Commissions	121,352	97,452
Salaries	43,789	26,830
Payroll and miscellaneous taxes	4,354	2,855
Fees	6,096	5,735
Professional fees	12,390	9,456
Insurance	1,172	1,545
Rent	7,200	7,200
Retirement expense	360	-
Other operating expenses	-	89
Total operating expenses	350,468	226,557
Net income (loss)	$ (2,917)	$ 2,397

See accompanying notes and auditor's report.

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Balance, beginning of year	**$ 11,518**	$ 9,121
Add (deduct):		
Net income (loss)	**(2,917)**	2,397
Balance, end of year	**$ 8,601**	$ 11,518

See accompanying notes and auditor's report.

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ (2,917)	$ 2,397
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Change in:		
Commissions recevable	9,674	(12,062)
Commissions payable	(6,312)	6,868
Payroll taxes payables	115	246
Miscellaneous payable	600	(400)
Net cash provided by (used for) operating activities	1,160	(2,951)
Net increase (decrease) in cash	1,160	(2,951)
Cash, beginning of year	16,095	19,046
Cash, end of year	$ 17,255	$ 16,095
Supplemental disclosures of cash flows:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes and auditor's report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Clary Investment & Insurance Planning Corp., ("the Company") is incorporated in the Commonwealth of Massachusetts and is engaged in the business of providing securities brokerage services relating to redeemable mutual fund shares and variable annuities.

Method of accounting

The Company prepares its financial statements on the accrual basis of accounting, and records its commission income and corresponding expenses on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization and customers

The Company uses the specific identification method of accounting for losses arising from uncollectible receivables from clearing organizations. Under this method, a receivable from a clearing organization is written off to bad debt expense in the period it is deemed to be uncollectible. In the opinion of management, substantially all of the receivables from clearing organization and customers are considered to be realizable at the amounts stated in the accompanying statement of financial condition and no allowance for doubtful accounts is considered necessary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office equipment and fixtures

Office equipment and fixtures are capitalized at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The related useful lives of the assets are:

Office equipment and fixtures	5 years

Risks and uncertainties

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB interpretation No.48, "Accounting for Uncertainty in Income Taxes," and interpretation of FASB Statement No. 109 (FIN48), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company adopted the standard on January 1, 2009. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2007-2010. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Income taxes

Clary Investment & Insurance Planning Corp., with the consent of its shareholder, has elected to be taxed as an S corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholder is taxed on his proportionate share of the Company's taxable income. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Provisions for the state corporate income taxes are included in the December 31, 2010 and 2009 financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2011, the date the financial statements were issued.

NOTE 2 - CONCENTRATION OF RISK

Cash balances

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables and customers

At December 31, 2010 and 2009, five customers accounted for 56% and 57%, respectively, of the outstanding accounts receivable. Such items were fully collected in January, 2011 and 2010, respectively.

NOTE 3 - RENT

The Company entered into an agreement to rent office space belonging to the lessor at 43 Belmont Street, South Easton, Massachusetts. The Company is currently a tenant at will. Rent expense for the years ending December 31, 2010 and 2009 was $7,200 for both years.

NOTE 3 – RETIREMENT EXPENSE

The Company has a Simple Retirement Plan. The Company has contributed $360 and $0 under its Simple Retirement Plan expense for the years ending December 31, 2010 and 2009, respectively.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-3(k)(1) which exempts the Company from maintaining a specified amount of capital as it does not engage in any activity under which customer funds or securities are at risk. The Company is required to maintain net capital of not less than $5,000 per SEC Rule 15c3-1(a)(2)(vi). The Company's net capital, as computed pursuant to Rule 15c3-1(a)(2)(vi), was $15,801 and $18,718 at December 31, 2010 and 2009, respectively, which was greater than the required net capital of $5,000 by $10,801 and $13,718, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2010 and 2009 was .54 and .76 to 1, respectively (see supplementary information).

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under section §K(1). All of the customer transactions are cleared through another broker on a fully disclosed basis. As a result, there were no reserve requirements.

SUPPLEMENTARY INFORMATION

CLARY INVESTMENT & INSURANCE PLANNING CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2010

Capital -stockholder's equity		$ 15,801
Deductions - nonallowance items		-
Other deductions		-
Net capital		15,801
Total aggregate indebtedness	$ 8,550	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)		5,000
Excess net capital		$ 10,801
Ratio of aggregate indebtedness to net capital		.54 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report.

accompanying auditor's report.

CLARY INVESTMENT & INSURANCE PLANNING CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2009

Capital - stockholder's equity		$ 18,718
Deductions - nonallowance items		-
Other deductions		-
Net capital		18,718
Total aggregate indebtedness	$ 14,147	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)		5,000
Excess net capital		**$ 13,718**
Ratio of aggregate indebtedness to net capital		**.76 to 1**

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report.

See accompanying auditor's report.

Clary Investment & Insurance Planning Corp.

Report of Independent Registered
Public Accounting Firm

Financial Statements and Supplemental Information
Years Ended December 31, 2010 and 2009

Filed Pursuant to Rule 17a-5(e) (3) as a Public Document

Gosule, Butkus & Jesson, LLP
Certified Public Accountants